

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2010

Gao Ren
China Linen Textile Industry, Ltd.
Chengdong Street
Lanxi County, Heilongjiang Province
People's Republic of China

> **Re:** **China Linen Textile Industry, Ltd.**
> **Form 20-F/A for the year ended December 31, 2008**
> **Filed June 25, 2010**
> **File No. 0-51625**

Dear Mr. Ren:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

James Allegretto
Sr. Assistant Chief Accountant